Exhibit 99.1

Yandex Announces Third Quarter 2020 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, October 28, 2020 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Reorganization of Yandex.Market & Yandex.Money JVs and Restructuring of MLU B.V.

On July 23, 2020 Yandex and Sberbank closed the transactions to reorganize their two Joint Ventures – Yandex.Market and Yandex.Money. As a result, Yandex became the controlling shareholder in Yandex.Market and its financial results have been consolidated in Yandex’s consolidated statements from this date. Prior to that, we recorded our share of Yandex.Market’s financial results within the income/(loss) from equity method investments line in the consolidated statements of income (from April 27, 2018, when Yandex and Sberbank formed a joint venture based on the Yandex.Market platform). In addition, Yandex exited the Yandex.Money JV and, therefore, its financial results are no longer accounted for within the income/(loss) from equity method investments line in the consolidated statements of income.

In September 2020, we completed restructuring of MLU B.V., our Ride-Hailing and FoodTech Joint Venture with Uber, contributing our Yandex.Drive business to the JV and spinning-off the self-driving vehicles business, Yandex Self Driving Group (“Yandex SDG”).

Therefore, this financial release presents:

Consolidated financial results, which include consolidated financial results of Yandex.Market for 69 days after the reorganization and our share of Yandex.Market’s financial results prior to July 23, 2020.

Financial results on a like-for-like basis excluding Yandex.Market (1), which completely exclude the results of Yandex.Market post the consolidation, gain from consolidation of Yandex.Market and loss from equity method investments associated with Yandex.Market for the period prior the consolidation from the three and nine months periods ended September 30, 2019 and 2020.

Financial results of Yandex.Market on a comparable basis, which present the standalone financial results of Yandex.Market for the three and nine months periods ended September 30, 2019 and 2020.

(1)	These measures presented in this release are “non-GAAP financial measures”. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Q3 2020 Financial Highlights (2)

Q3 2020 consolidated financial results

●	Revenues of RUB 58.3 billion ($732.1 million), up 30% compared with Q3 2019
●	Net income of RUB 21.9 billion ($275.0 million), up 356% compared with net income of RUB 4.8 billion in Q3 2019; net income margin of 37.6%
●	Adjusted net income of RUB 7.6 billion ($96.0 million), up 11% compared with Q3 2019; adjusted net income margin of 13.1%
●	Adjusted EBITDA of RUB 15.1 billion ($189.4 million), up 8% compared with Q3 2019; adjusted EBITDA margin of 25.9%

Q3 2020 financial results on a like-for-like basis excluding Yandex.Market in 2019 and 2020

●	Revenues of RUB 53.7 billion ($674.0 million), up 19% compared with Q3 2019
●	Net income of RUB 4.7 billion ($58.5 million), down 20% compared with net income of RUB 5.8 billion in Q3 2019; net income margin of 8.7%
●	Adjusted net income of RUB 9.4 billion ($117.4 million), up 18% compared with Q3 2019; adjusted net income margin of 17.4%
●	Adjusted EBITDA of RUB 16.2 billion ($203.0 million), up 16% compared with Q3 2019; adjusted EBITDA margin of 30.1%

Cash, cash equivalents and term deposits as of September 30, 2020:

●	RUB 251.9 billion ($3,161.1 million) on a consolidated basis
●	Of which RUB 30.5 billion ($382.7 million) is related to Taxi segment
●	Of which RUB 16.8 billion ($210.8 million) is related to E-commerce segment

(2)	Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 79.6845 to $1.00, the official exchange rate quoted as of September 30, 2020 by the Central Bank of the Russian Federation.

Q3 2020 Operational and Corporate Highlights

Search

●	Share of Russian search market, including mobile, averaged 59.3% in Q3 2020, up from 56.6% in Q3 2019 and down from 59.6% in Q2 2020, according to Yandex.Radar
●	Search share on Android in Russia was 58.7% in Q3 2020, up from 52.8% in Q3 2019 and 57.5% in Q2 2020, according to Yandex.Radar
●	Mobile search traffic was 62.7% of our total search traffic in Q3 2020. Mobile revenues represented 52.8% of our search revenues in Q3 2020
●	Search queries in Russia grew 13% compared with Q3 2019
●	Paid clicks on Yandex’s and its partners’ websites, excluding clicks of Yandex.Market, increased 14% compared with Q3 2019
●	Average cost per click, excluding clicks of Yandex.Market, decreased 12% compared with Q3 2019

Business Units and Experiments

●	Number of rides in the Taxi service increased 24% year-on-year compared with Q3 2019
●	Number of dark stores in Yandex.Lavka service reached 234 stores as of the end of September 2020
●	The share of gross merchandise value (“GMV”) (3) sold by third-party sellers on our Yandex.Market marketplace reached 60% in Q3 2020
●	Marketplace’s assortment reached 1.4 million SKUs as of the end of Q3 2020
●	Number of Media Services subscribers was 5.6 million as of the end of Q3 2020, up 121% from the end of Q3 2019
●	Zen's daily average users reached 18.2 million in September 2020, up 45% from September 2019

(3)	GMV is value of delivered (and settled by customers) orders recognized on the date of delivery in their final prices including VAT.

Corporate

●	On July 23, 2020, Yandex and Sberbank have completed the reorganization of their Joint Ventures – Yandex.Market and Yandex.Money. As a result of these transactions, Yandex now owns 100% of Yandex.Market, with an equity incentive pool set aside for Yandex.Market management. In addition, Yandex has exited the Yandex.Money Joint Venture. Yandex.Money service will be rebranded by the end of 2020.
●	On October 1, 2020, we integrated the Yandex.Market price comparison platform with the Beru marketplace under the Yandex.Market brand umbrella.
●	On September 9, 2020, Yandex and Uber completed the spin off of the self-driving vehicles business, Yandex SDG, from their Ride-Hailing and FoodTech Joint Venture. Simultaneously with the spin off transaction, Yandex invested a further $100 million in the form of equity and will invest $50 million in the form of a convertible loan in Yandex SDG. Yandex also purchased a portion of Uber’s stake in Yandex SDG. On September 22, 2020 Yandex contributed the Yandex.Drive car-sharing business from Yandex to MLU B.V. Following these transactions, Yandex SDG is now directly owned by Yandex and Uber with respective ownership of 72.8% and 18.6%, while the remaining 8.6% is reserved for Yandex SDG management and employees. MLU B.V., including the Drive business, is now owned by Yandex and Uber with their respective ownership of 61.7% and 33.5%, while the remaining 4.8% is reserved for management and employees of the MLU business.

“The third quarter turned out to be better for us than initially expected, with many businesses demonstrating recovery both in terms of revenue growth and profitability,” said Tigran Khudaverdyan, Deputy Chief Executive Officer of Yandex. “With Yandex.Market back under our full operating control, we have increased our focus on deepening its integration with Yandex to further enhance our customer proposition. One of the key enablers of this integration is our cross-service loyalty program Yandex.Plus, which recently reached 5 million subscribers in Russia. In addition, we are currently actively exploring a number of strategic options to build a FinTech vertical with a particular focus on payments and digital finance services for consumers and SMEs. We believe all of these initiatives will strengthen our ecosystem strategy and support Yandex’s long-term growth potential.”

“We delivered a solid set of results this quarter,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “I am especially pleased with the strong profitability in our key businesses, which is a function of improved operational efficiency and cost optimization. We have further expanded the list of businesses generating positive Adjusted EBITDA beyond advertising and ride-hailing, and we are seeing improved unit economics across many verticals. We plan to maintain a conservative approach to costs and hiring until there is greater clarity on the macroeconomic and pandemic situation, while continuing to invest in a number of strategic opportunities with the support of our strong balance sheet.”

Impact of the COVID-19 Pandemic

Though the COVID-19 pandemic continued to have a material impact on our financial results and operations in Q3 2020, we have seen improved financial performance across our key businesses, including online advertising and ride-hailing, as well as classifieds and car-sharing. This was primarily driven by the lifting of strict lockdown restrictions on the back of the decreased number of COVID cases (both in the capital cities and the regions), which in turn led to some recovery of economic activity and mobility. The businesses that saw an acceleration of demand during the pandemic, continued to demonstrate strong growth trends, including our FoodTech businesses, Media Services and Yandex.Market marketplace. We believe this is related to the change in consumer behavior and habits, and low penetration of these services in Russia.

The number of new COVID-19 cases in Russia started to grow again in September and in October already surpassed the May peak. As a result, we have seen some slowdown in the pace of recovery of our core advertising as well as mobility businesses (ride-hailing and car-sharing) in the first weeks of October. The performance in the upcoming months will highly depend on the epidemiological situation in Russia and potential new lockdown restrictions.

With regards to our financial position as of September 30, 2020, our analysis of the effect of COVID-19 on goodwill, non-current assets and redeemable non-controlling interests shows no measurable impact. At the same time, the full impact of

COVID-19 is still unknown and there is limited visibility on the sustainability and the further dynamic of the performance recovery across Yandex businesses.

The extent to which the COVID-19 crisis impacts the Company’s results will depend on future developments, which are still highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the virus or treat its impact, among others. The development of the situation with respect to COVID-19 may also lead to changes in estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and nine months ended September 30, 2019 and 2020, which consolidates Yandex.Market financial results from July 24, 2020:

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Revenues	45,014	58,335	30%	123,695	146,745	19%
Ex-TAC revenues[4,5]	39,292	53,819	37%	107,074	132,715	24%
Income from operations	7,860	6,366	-19%	19,809	11,869	-40%
Adjusted EBITDA[4]	13,919	15,090	8%	37,784	35,722	-5%
Net income	4,801	21,910	356%	10,918	23,747	118%
Adjusted net income[4]	6,876	7,648	11%	18,141	14,709	-19%

The table below provides a summary of our key financial results excluding Yandex.Market for the three and nine months ended September 30, 2019 and 2020:

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Revenues	45,014	53,704	19%	123,695	142,114	15%
Ex-TAC revenues[4,5]	39,292	49,296	25%	107,074	128,193	20%
Income from operations	7,860	8,293	6%	19,809	13,797	-30%
Adjusted EBITDA[4]	13,919	16,174	16%	37,784	36,806	-3%
Net income	5,830	4,663	-20%	13,705	8,849	-35%
Adjusted net income[4]	7,905	9,354	18%	20,928	18,764	-10%

(4)	The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA and adjusted net income. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.
(5)	Numbers for the previous periods were restated to reflect minor adjustments of TAC revenue and expenses associated to the presentation of certain content related streams.

Our segment disclosure is available in the Segment financial results section below.

Consolidated revenues breakdown

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Online advertising revenues:
Yandex properties	24,951	28,041	12%	68,781	72,806	6%
Advertising network	6,281	5,138	-18%	18,632	15,242	-18%
Total online advertising revenues	31,232	33,179	6%	87,413	88,048	1%
Revenues related to Taxi segment	11,757	18,246	55%	31,046	45,310	46%
Other	2,025	6,910	241%	5,236	13,387	156%
Total revenues	45,014	58,335	30%	123,695	146,745	19%

Online advertising revenues grew 6% in Q3 2020 compared with Q3 2019 and generated 57% of total revenues. Excluding revenues of Yandex.Market from Q3 2020, online advertising revenues increased 1% in Q3 2020 compared with Q3 2019. Total online advertising revenue including Yandex.Market in full Q3 2020 and Q3 2019 grew 2% YoY.

Online advertising revenues from Yandex properties increased 12% in Q3 2020 compared with Q3 2019 and accounted for 48% of total revenues. Excluding revenues of Yandex.Market from Q3 2020, online advertising revenues from Yandex properties increased 6% in Q3 2020 compared with Q3 2019. The increase was primarily driven by search revenues.

Online advertising revenues from our advertising network decreased 18% in Q3 2020 compared with Q3 2019 and accounted for 9% of total revenues. The decrease was primarily attributed to the adverse effect of COVID-19 on advertisers’ activity in the partner network as well as due to decrease of ad inventory from some of our partners.

Revenues related to the Taxi segment grew 55% in Q3 2020 compared with Q3 2019 and accounted for 31% of total revenues, compared with 26% of total revenues in Q3 2019. Revenues related to the Taxi segment include revenues from Ride-hailing and FoodTech businesses as well as Yandex.Drive, our car-sharing business (following the recent restructuring of MLU B.V.). The increase of revenues related to the Taxi segment was attributed to the growth of our FoodTech businesses, driven by our hyperlocal grocery delivery service, Yandex.Lavka, and the solid performance of Yandex.Eats business, as well as to the growth of ride-hailing business, driven by an increase in the number of rides and our corporate Taxi business, the revenues of which we recognize on a gross basis.

Other revenues grew 241% in Q3 2020 compared with Q3 2019 and amounted to 12% of total revenues. Excluding non-advertising revenues of Yandex.Market, other revenues grew 98%. This growth was primarily driven by subscription revenues of Media Services, our initiatives related to IoT (Internet of Things) and expansion of our Geo and Cloud businesses.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q3 2020 Yandex's headcount increased by 1,239 full-time employees, compared to Q2 2020, primarily as a result of consolidation of Yandex.Market. The total number of full-time employees was 11,466 as of September 30, 2020, up by 12% compared with June 30, 2020, and up 20% from September 30, 2019, of which 1,578 employees relate to Yandex.Market.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
TAC:
Related to the Yandex advertising network	3,813	2,866	-25%	11,201	9,209	-18%
Related to distribution partners	1,909	1,650	-14%	5,420	4,821	-11%
Total TAC	5,722	4,516	-21%	16,621	14,030	-16%
Total TAC as a % of total revenues	12.7%	7.7%		13.4%	9.6%
Costs related to Taxi segment	5,330	9,270	74%	13,613	23,895	76%
Costs related to Taxi segment as a % of revenues	11.8%	15.9%		11.0%	16.3%
Other cost of revenues	2,909	8,355	187%	7,889	16,363	107%
Other cost of revenues as a % of revenues	6.5%	14.3%		6.4%	11.2%
Total cost of revenues	13,961	22,141	59%	38,123	54,288	42%
Total cost of revenues as a % of revenues	31.0%	38.0%		30.8%	37.0%

TAC decreased 21% in Q3 2020 compared with Q3 2019 and represented 7.7% of total revenues, down 500 basis points compared with Q3 2019 and 230 basis points down compared with Q2 2020. The total TAC decrease was primarily driven by the decline of partner TAC due to lower ad network revenues and partner TAC rates as well as by optimization of distribution TAC rates.

Costs related to the Taxi segment increased 74% compared with Q3 2019. The growth was mainly a result of the increase of the costs of goods sold (COGS) in our FoodTech services, mainly reflecting the growth of Yandex.Lavka, our hyperlocal grocery delivery service, and the increase of costs related to our corporate Taxi offering. We are the principal in transactions with our Taxi corporate clients, therefore, we recognize both revenues and cost of revenues on a gross basis.

Other cost of revenues in Q3 2020 increased 187% compared with Q3 2019, primarily driven by consolidation of Yandex.Market. Excluding cost of revenues related to Yandex.Market, other costs of revenues were up 53% as a result of our investments in content within Media Services and Search and Portal, as well as our IoT initiatives.

Product development

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Product development	7,118	9,414	32%	21,108	26,312	25%
As a % of revenues	15.8%	16.1%		17.1%	17.9%

Product development expenses grew 32% in Q3 2020 compared to Q3 2019, primarily reflecting the increase of personnel expenses mainly driven by consolidation of Yandex.Market, as well as growth of share-based compensation.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Sales, general and administrative	12,287	15,634	27%	33,854	41,434	22%
As a % of revenues	27.3%	26.8%		27.4%	28.2%

SG&A expenses grew 27% in Q3 2020 compared to Q3 2019. The growth was driven by the increase of advertising and marketing expenses and personnel costs, primarily driven by consolidation of Yandex.Market.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
SBC expense included in cost of revenues	72	111	54%	204	325	59%
SBC expense included in product development	1,374	2,337	70%	4,674	6,617	42%
SBC expense included in SG&A	801	1,505	88%	2,258	3,971	76%
Total SBC expense	2,247	3,953	76%	7,136	10,913	53%
As a % of revenues	5.0%	6.8%		5.8%	7.4%

Total SBC expense increased 76% in Q3 2020 compared with Q3 2019. The growth was primarily related to exchange of Yandex.Market and MLU equity awards for new Yandex N.V. RSUs. The Company accounted for the exchange as a modification resulting in additional cost recognized immediately in Q3 2020. In addition, the increase reflected new equity-based grants made in 2019-2020, as well as material appreciation of the U.S. dollar against the ruble.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Depreciation and amortization	3,788	4,780	26%	10,801	12,842	19%
As a % of revenues	8.4%	8.2%		8.7%	8.8%

D&A expense increased 26% in Q3 2020 compared with Q3 2019. The D&A expense increase was mainly driven by amortization of intangible assets, servers and other equipment. Intangible assets amortization increased primarily due to consolidation of Yandex.Market in Q3 2020.

Income from operations

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Income from operations	7,860	6,366	-19%	19,809	11,869	-40%

Income from operations decreased 19% in Q3 2020 compared with Q3 2019. Excluding Yandex.Market, income from operations was stable in Q3 2020 compared with Q3 2019, primarily reflecting our prudent approach to costs optimization in Q3 2020, offset by the changes in segment mix amid the continuing investments in our rapidly growing new businesses.

Segment financial results

Following the revision of our organizational structure and financial disclosure, starting in Q3 2020 we introduced the following changes to our segments under which we reported our quarterly financial results previously, in order to better reflect operational performance of our businesses:

●	We transferred Drive from Other Bets and Experiments category to Taxi segment, while moving self-driving vehicles business, which we previously reported in Taxi, into Other Bets and Experiments category;
●	We transferred Edadeal, a daily deal and coupon aggregator, from Search and Portal segment to Other Bets and Experiments category;
●	Other Bets and Experiments category is expanded to include financial results of Investments, our fintech service launched in July 2020, providing access to various financial instruments to retail investors.

Prior periods were restated to conform to the current year presentation. The historical data is available in the supplementary slides accompanying our financial release.

Search & Portal

Our Search and Portal segment offers a broad range of services in Russia, Belarus, Kazakhstan and Uzbekistan.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Revenues:
Search and Portal	31,101	31,780	2%	87,183	87,236	0%
Search and Portal, excluding IoT*	30,824	30,953	0%	86,494	85,466	-1%
Revenues Ex-TAC:
Search and Portal	24,648	26,666	8%	68,511	71,475	4%
Search and Portal, excluding IoT*	24,371	25,839	6%	67,822	69,705	3%
Adjusted EBITDA:
Search and Portal	15,562	16,709	7%	42,390	42,739	1%
Search and Portal, excluding IoT*	15,764	16,859	7%	42,885	43,168	1%
Adjusted EBITDA margin:
Search and Portal	50.0%	52.6%	2.6%	48.6%	49.0%	0.4%
Search and Portal, excluding IoT*	51.1%	54.5%	3.4%	49.6%	50.5%	0.9%

*IoT stands for Internet of Things

Revenues increased by 2% year-on-year in Q3 2020, reflecting the sequential recovery of the advertising business in Q3 2020 after the easing of the lockdown restrictions, primarily driven by improvement of Search and Yandex Properties revenues, partially offset by Yandex Ad Network revenues decline.

Ex-TAC revenues increased by 8% in Q3 2020 compared to Q3 2019, reflecting the sequential recovery of the advertising business, growing share of own properties in the total advertising revenues and optimization of traffic acquisition costs.

Taxi

The Taxi segment includes our Ride-hailing business (including Yandex.Go and Uber in Russia and 17 other countries across CIS and EMEA), logistics B2B and B2B services, FoodTech business (including Yandex.Eats, our ready-to-eat delivery service, and Yandex.Lavka, our hyperlocal grocery delivery service) and our Yandex.Drive car-sharing business.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Revenues:
Ride-hailing & FoodTech	9,654	15,840	64%	26,101	39,703	52%
Drive	2,123	2,712	28%	4,992	6,001	20%
Total revenues	11,777	18,552	58%	31,093	45,704	47%
Adjusted EBITDA:
Ride-hailing & FoodTech	594	1,669	181%	1,427	3,539	148%
Drive	(469)	71	n/m	(1,166)	(1,869)	60%
Total Adjusted EBITDA	125	1,740	n/m	261	1,670	n/m
Adjusted EBITDA margin:
Ride-hailing & FoodTech	6.2%	10.5%	4.3%	5.5%	8.9%	3.4%
Drive	-22.1%	2.6%	24.7%	-23.4%	-31.1%	-7.7%
Total Adjusted EBITDA margin	1.1%	9.4%	8.3%	0.8%	3.7%	2.9%

Taxi segment revenues increased by 58%, primarily driven by the solid performance of our food delivery business as well as the growth of Yandex.Lavka and our corporate Taxi business, where we recognize revenue on a gross basis.

Adjusted EBITDA of Taxi was RUB 1,740 million in Q3 2020, up from RUB 125 million in Q3 2019. The increase of adjusted EBITDA was primarily driven by the improving profitability of our ride-hailing business, as well as by the significant improvement of Yandex.Eats and Yandex.Drive adjusted EBITDA in Q3 2020, partially offset by the losses of the rapidly growing Yandex.Lavka business.

E-commerce

The E-commerce segment includes Yandex.Market, our e-commerce platform combining the price comparison service, marketplace and several small experiments.

In RUB millions	Three and nine months ended September 30,
	2019	2020	Change
Revenues	-	5,208	100%
Adjusted EBITDA:	-	(1,077)	100%
Adjusted EBITDA margin:	-	-20.7%	-

The table below presents the standalone financial results of the E-commerce segment on a comparable basis, which present the standalone financial results of Yandex.Market for the full three and nine months periods ended September 30, 2019 and 2020.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019 *	2020	Change	2019 *	2020	Change
Revenues	4,450	6,910	55%	11,970	20,172	69%

Adjusted EBITDA:	(1,837)	(1,221)	-34%	(5,411)	(5,257)	-3%
Adjusted EBITDA margin:	-41.3%	-17.7%	23.6%	-45.2%	-26.1%	19.1%

* Financial results of Yandex.Market for the full three and nine months periods ended September 30, 2019 were not included in Yandex’s consolidated financial results.

E-commerce revenues grew 55% in Q3 2020 compared with Q3 2019, on the back of solid performance across both the price comparison and the marketplace businesses. Price comparison revenues grew by 23% year-on-year, while GMV of the marketplace increased 134% compared with Q3 2019.

Adjusted EBITDA loss of E-commerce was RUB 1,221 million in Q3 2020, compared to RUB 1,837 million in Q3 2019. The upturn in profitability was driven by the improving efficiency of operations (primarily delivery and fulfillment costs) on the back of the development of our own courier platform, improving stock replenishment and availability as well as growing number of orders (economy of scale).

Classifieds

The Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Revenues	1,371	1,586	16%	3,779	3,960	5%
Adjusted EBITDA:	43	495	n/m	(20)	471	n/m
Adjusted EBITDA margin:	3.1%	31.2%	28.1%	-0.5%	11.9%	12.4%

Classifieds revenues increased 16% in Q3 2020 compared with Q3 2019, primarily as a result of recovery of activity at auto dealerships following easing of lockdown regime, partially offset by СOVID-related supply chain disruptions leading to stock shortages at car dealerships.

Media Services

The Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha, our production center Yandex.Studio and our subscription service Yandex.Plus.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Revenues	924	1,773	92%	2,534	4,906	94%
Adjusted EBITDA:	(636)	(1,027)	61%	(1,514)	(2,594)	71%
Adjusted EBITDA margin:	-68.8%	-57.9%	10.9%	-59.7%	-52.9%	6.8%

Media Services revenues grew 92% in Q3 2020 compared with Q3 2019. The increase was primarily driven by the growth of Yandex.Plus subscription revenues. Increasing Adjusted EBITDA losses reflect our investments in content and marketing on the back of increased demand for our services.

Other Bets and Experiments

The Other Bets and Experiments category includes our self-driving vehicles business (“Yandex SDG”), Zen, Geolocation Services (“Geo”), Edadeal, Investments, Yandex.Cloud and Yandex.Education.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Revenues	2,048	3,071	50%	5,218	7,713	48%
Adjusted EBITDA:	(1,230)	(1,851)	50%	(3,480)	(5,784)	66%
Adjusted EBITDA margin:	-60.1%	-60.3%	-0.2%	-66.7%	-75.0%	-8.3%

Other Bets and Experiments revenues increased 50% in Q3 2020 compared with Q3 2019. The increase was primarily driven by recovery of revenue in Geo and Zen, as well as continuing growth of our Cloud business. The Adjusted EBITDA loss amounted to RUB 1.9 billion, up from a loss of RUB 1.2 billion in Q3 2019, primarily driven by costs associated with our self-driving vehicles business and to a lesser degree our Education initiatives.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, primarily related to advertising. Eliminations related to our Adjusted EBITDA mainly reflect reallocation of a portion of Search and Portal D&A expenses related to leasehold improvements to office rent expenses of our business units.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020 *	Change	2019	2020 *	Change
Revenues:
Segment revenues	47,221	61,970	31%	129,807	154,727	19%
Eliminations	(2,207)	(3,635)	65%	(6,112)	(7,982)	31%
Total revenues	45,014	58,335	30%	123,695	146,745	19%
Adjusted EBITDA:
Segment Adjusted EBITDA	13,864	14,989	8%	37,637	35,425	-6%
Eliminations	55	101	84%	147	297	102%
Total adjusted EBITDA	13,919	15,090	8%	37,784	35,722	-5%

* Including RUB 5,208 million of revenues and RUB 1,077 million of Adjusted EBITDA loss of Yandex.Market since July 24, 2020.

Eliminations related to our revenues increased 65% in Q3 2020 compared with Q3 2019. Excluding Yandex.Market, eliminations related to our revenues increased 42% in Q3 2020. The increase was mainly attributed to the revenue growth of Zen, which led to higher eliminations of intercompany revenue and TAC in Search and Portal and Other Bets and Experiments.

Adjusted EBITDA increased 8% in Q3 2020 compared with Q3 2019. Excluding Yandex.Market, Adjusted EBITDA increased 16%. The growth was mainly driven by the solid performance of the Taxi and Search and Portal segments and year-on-year improvement in the profitability of Classifieds segment, which were slightly offset by our investments in Other Bets and Experiments and Media Services.

Interest income in Q3 2020 was RUB 1,009 million, compared with RUB 847 million in Q3 2019.

Interest expense in Q3 2020 was RUB 723 million, up from RUB 30 million in Q3 2019, reflecting interest on the convertible bonds issued in February 2020.

Foreign exchange gain in Q3 2020 was RUB 509 million, compared with a foreign exchange gain of RUB 254 million in Q3 2019. This gain reflects the depreciation of the Russian ruble during Q3 2020 from RUB 69.9513 to $1.00 on June 30, 2020, to RUB 79.6845 to $1.00 on September 30, 2020. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the Other income/(loss), net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q3 2020.

Income tax expense for Q3 2020 was RUB 3,563 million, up from RUB 3,341 million in Q3 2019. Our effective tax rate of 14.0% in Q3 2020 was lower than 41.0% in Q3 2019. Adjusted for SBC expense, deferred tax asset valuation allowances, tax provisions recognized and certain non-deductible and non-taxable items (gain on Yandex.Market consolidation, loss on Yandex.Money disposal and losses from the share of Yandex.Market’s financial results), our effective tax rate for Q3 2020 was 24.0%, compared with 24.4% for Q3 2019 as adjusted for similar effects in that year.

Net income was RUB 21.9 billion ($275.0 million) in Q3 2020, up 356% compared with the net income of RUB 4.8 billion in Q3 2019 primarily due to gain from Yandex.Market consolidation and increase of foreign exchange gains.

Adjusted net income in Q3 2020 was RUB 7.6 billion ($96.0 million), a 11% increase from Q3 2019.

Adjusted net income margin was 13.1% in Q3 2020, compared with 15.3% in Q3 2019.

As of September 30, 2020, Yandex had cash, cash equivalents and term deposits of RUB 251.9 billion ($3,161.1 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 30.5 billion ($382.7 million).

Net cash flow provided by operating activities for Q3 2020 was RUB 18.9 billion ($237.2 million) and capital expenditures were RUB 4.7 billion ($58.9 million).

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and E-commerce segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitles them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of September 30, 2020 was 352,269,451, including 316,560,776 Class A shares, 35,708,674 Class B shares, and one Priority share and excluding 3,869,703 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 3.1 million shares, at a weighted average exercise price of $38.73 per share, 1.9 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.72, all of which were fully vested; and restricted share units (RSUs) covering 14.4 million shares, of which RSUs to acquire 4.5 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Financial outlook

Given the persisting uncertainty around the full economic impact of the coronavirus pandemic and potential further disruptions caused by the emerging second wave of the health crisis and related governmental and businesses responses, we are unable at this time to reliably predict the pace and the shape of the further recovery for our businesses. As such, we are not providing guidance until there is greater clarity regarding the impact of the current pandemic on the business environment generally and on Yandex in particular.

Conference Call Information

Yandex’s management will hold an earnings conference call on October 28, 2020 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 12:00 PM London time).

We recommend using the dial-in option if you plan to ask questions. In this case please dial-in at least 10 minutes prior to the call start time (using dial-in number and confirmation code stated below).

To access the conference call live, please dial:

US: +1 929 477 0324

UK/International: +44 (0) 330 336 9411

Russia: 8 10 800 2867 5011

Passcode: 5529696

A live and archived webcast of this conference call will be available at

https://webcasts.eqs.com/yandex20201028

Following the call, a webcast replay will be available at the Yandex Investor Relations website at https://ir.yandex/events-and-presentations

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has 33 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 2, 2020 and November 18, 2019, respectively, and are available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of October 28, 2020, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted effective tax rate, adjusted net income margin, adjusted ex-TAC net income margin and financial results on a like-for-like basis excluding Yandex.Market. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
●	Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation payable to employees in connection with certain business combinations, (4) one-off restructuring expenses, (5) interest expense, (6) loss from equity method investments and (7) income tax expense, less (1) interest income, (2) other income/(loss), net and (3) effect of Yandex.Market consolidation
●	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
●	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues

●	Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) one-off restructuring expenses, (4) loss from disposal of investments and (5) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax, less (1) foreign exchange (gains)/losses adjusted for related increase/(reduction) in income tax and (2) effect of Yandex.Market consolidation
●	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
●	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues
●	Financial results on a like-for-like basis excluding Yandex.Market means revenues, ex-TAC revenues, income from operations, adjusted EBITDA and net income which completely exclude the results of Yandex.Market post the consolidation, gain from consolidation of Yandex.Market and loss from equity method investments associated with Yandex.Market for the period prior to the consolidation.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring expenses

Adjusted net income and adjusted EBITDA for 9M 2020 exclude expenses related to restructuring targeted amendments to Corporate Governance Structure approved by shareholders in December 2019. We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities.

Effect of Yandex.Market consolidation

We adjust net income and EBITDA for gain on Yandex.Market consolidation. We have eliminated this gain from adjusted net income and adjusted EBITDA as we believe that it is useful to present adjusted net income, adjusted EBITDA and related margins measures excluding impacts not related to our operating activities.

Loss from disposal of investment in Yandex.Money

We adjust net income for loss from disposal of investment in Yandex.Money. We have added this loss to adjusted net income as we believe that it is useful to present adjusted net income and related margin measures excluding impacts not related to our operating activities.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	September 30,	September 30,
	2019*	2020	2020
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	56,415	93,463	1,172.9
Term deposits	31,891	158,432	1,988.2
Accounts receivable, net	17,832	19,538	245.2
Prepaid expenses	3,315	4,783	60.1
Funds receivable, net	1,226	1,509	18.9
Other current assets	9,605	14,736	184.9
Total current assets	120,284	292,461	3,670.2

Property and equipment, net	47,856	60,941	764.8
Operating lease right-of-use assets	21,218	18,992	238.3
Intangible assets, net	10,365	22,604	283.7
Non-current content assets, net	3,295	5,602	70.3
Goodwill	52,205	106,017	1,330.5
Long-term prepaid expenses	2,289	2,611	32.8
Investments in non-marketable equity securities	28,073	1,092	13.7
Deferred tax assets	1,847	1,968	24.7
Other non-current assets	3,694	4,744	59.5
TOTAL ASSETS	291,126	517,032	6,488.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	34,978	44,364	556.7
Income and non-income taxes payable	8,020	9,210	115.6
Deferred revenue	3,542	4,770	59.9
Total current liabilities	46,540	58,344	732.2
Convertible debt	-	89,275	1,120.4
Deferred tax liabilities	1,951	5,852	73.4
Operating lease liabilities	10,841	10,615	133.2
Other accrued liabilities	2,359	4,848	60.9
Total liabilities	61,691	168,934	2,120.1

Commitments and contingencies
Redeemable noncontrolling interests	14,246	5,683	71.3
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1), shares issued (1 and 1) and outstanding (nil and 1)	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 293,527,655 and 320,430,479, Class B: 37,138,658 and 35,708,674, and Class C: 610,000 and 1,429,984, respectively); shares outstanding (Class A: 292,719,508 and 316,560,776, Class B: 37,138,658 and 35,708,674, and Class C: nil)	261	278	3.5
Treasury shares at cost (Class A: 808,147 and 3,869,703, Priority share: 1 and nil, respectively)	(411)	(8)	(0.1)
Additional paid-in capital	68,050	155,080	1,946.2
Accumulated other comprehensive income	4,841	22,056	276.8
Retained earnings	122,187	143,832	1,805.0
Total equity attributable to Yandex N.V.	194,928	321,238	4,031.4
Noncontrolling interests	20,261	21,177	265.7
Total shareholders’ equity	215,189	342,415	4,297.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	291,126	517,032	6,488.5

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2019	2020	2020
	RUB	RUB	$

Revenues	45,014	58,335	732.1
Operating costs and expenses:
Cost of revenues(1)	13,961	22,141	277.9
Product development(1)	7,118	9,414	118.1
Sales, general and administrative(1)	12,287	15,634	196.2
Depreciation and amortization	3,788	4,780	60.0
Total operating costs and expenses	37,154	51,969	652.2
Income from operations	7,860	6,366	79.9
Interest income	847	1,009	12.7
Interest expense	(30)	(723)	(9.1)
Effect of Yandex.Market consolidation	-	19,230	241.3
Loss from equity method investments	(899)	(94)	(1.2)
Other income/(loss), net	364	(315)	(3.9)
Net income before income taxes	8,142	25,473	319.7
Income tax expense	3,341	3,563	44.7
Net income	4,801	21,910	275.0
Net loss attributable to noncontrolling interests	270	239	3.0
Net income attributable to Yandex N.V.	5,071	22,149	278.0
Net income per Class A and Class B share:
Basic	15.46	63.04	0.79
Diluted	15.11	61.13	0.77
Weighted average number of Class A and Class B shares outstanding
Basic	327,950,520	351,372,700	351,372,700
Diluted	335,432,722	361,941,154	361,941,154

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	72	111	1.4
Product development	1,374	2,337	29.3
Sales, general and administrative	801	1,505	18.9

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2019	2020	2020
	RUB	RUB	$

Revenues	123,695	146,745	1,841.6
Operating costs and expenses:
Cost of revenues(1)	38,123	54,288	681.3
Product development(1)	21,108	26,312	330.2
Sales, general and administrative(1)	33,854	41,434	519.9
Depreciation and amortization	10,801	12,842	161.2
Total operating costs and expenses	103,886	134,876	1,692.6
Income from operations	19,809	11,869	149.0
Interest income	2,508	2,708	34.0
Interest expense	(43)	(1,626)	(20.4)
Effect of Yandex.Market consolidation	-	19,230	241.3
Loss from equity method investments	(2,483)	(2,177)	(27.3)
Other (loss)/income, net	(285)	3,010	37.7
Net income before income taxes	19,506	33,014	414.3
Income tax expense	8,588	9,267	116.3
Net income	10,918	23,747	298.0
Net loss attributable to noncontrolling interests	957	952	12.0
Net income attributable to Yandex N.V.	11,875	24,699	310.0
Net income per Class A and Class B share:
Basic	36.37	73.39	0.92
Diluted	35.47	71.14	0.89
Weighted average number of Class A and Class B shares outstanding
Basic	326,486,040	336,558,174	336,558,174
Diluted	334,774,392	346,728,394	346,728,394

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	204	325	4.1
Product development	4,674	6,617	83.0
Sales, general and administrative	2,258	3,971	49.9

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2019	2020	2020
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	4,801	21,910	275.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,110	3,549	44.6
Amortization of intangible assets	678	1,231	15.4
Amortization of content assets	346	728	9.1
Operating lease right-of-use assets amortization	2,358	2,890	36.3
Amortization of debt discount and issuance costs	-	504	6.3
Share-based compensation expense	2,247	3,953	49.6
Deferred income tax expense/(benefit)	74	(717)	(9.0)
Foreign exchange gains	(254)	(509)	(6.4)
Loss from equity method investments	899	94	1.2
Other	135	980	12.3
Effect of Yandex.Market consolidation	-	(19,230)	(241.3)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	168	(1,331)	(16.7)
Prepaid expenses and other assets	24	1,105	13.9
Accounts payable and accrued liabilities	463	4,298	53.9
Deferred revenue	1	490	6.1
Change in content assets	(484)	(2,194)	(27.5)
Change in content liabilities	118	1,151	14.4
Net cash provided by operating activities	14,684	18,902	237.2
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(5,305)	(4,694)	(58.9)
Proceeds from sale of property and equipment	7	36	0.5
Acquisitions of businesses, net of cash acquired	-	(33,374)	(418.8)
Investments in term deposits	(28,507)	(145,965)	(1,831.8)
Maturities of term deposits	28,787	67,870	851.7
Loans granted, net of proceeds from repayments	-	375	4.7
Net cash used in investing activities	(5,018)	(115,752)	(1,452.6)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	89	40	0.5
Payment of debt issuance costs	-	(11)	(0.1)
Ordinary shares issuance costs	-	(87)	(1.1)
Payment for contingent consideration	(44)	(53)	(0.7)
Payment for finance leases	(87)	(171)	(2.1)
Other financing activities	29	(47)	(0.7)
Purchase of redeemable noncontrolling interests	(26)	(3,031)	(38.0)
Purchase of non-redeemable noncontrolling interests	-	(1,709)	(21.4)
Net cash used in financing activities	(39)	(5,069)	(63.6)
Effect of exchange rate changes on cash and cash balances	92	11,097	139.2
Net change in cash and cash equivalents	9,719	(90,822)	(1,139.8)
Cash and cash equivalents at beginning of period	33,853	184,335	2,313.3
Cash and cash equivalents at end of period	43,572	93,513	1,173.5

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	33,809	184,292	2,312.8
Restricted cash, beginning of period	44	43	0.5
Cash and cash balances, beginning of period	33,853	184,335	2,313.3

Cash and cash equivalents, end of period	43,528	93,463	1,172.9
Restricted cash, end of period	44	50	0.6
Cash and cash balances, end of period	43,572	93,513	1,173.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2019	2020	2020
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	10,918	23,747	298.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	8,850	10,218	128.3
Amortization of intangible assets	1,951	2,624	32.9
Amortization of content assets	733	2,276	28.6
Operating lease right-of-use assets amortization	6,367	7,036	88.3
Amortization of debt discount and issuance costs	-	1,141	14.3
Share-based compensation expense	7,136	10,913	137.0
Deferred income tax expense	1,834	23	0.3
Foreign exchange losses/(gains)	295	(3,666)	(46.0)
Loss from equity method investments	2,483	2,177	27.3
Other	321	1,112	14.0
Effect of Yandex.Market consolidation	-	(19,230)	(241.3)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,408)	222	2.7
Prepaid expenses and other assets	(3,296)	(3,099)	(38.9)
Accounts payable and accrued liabilities	653	(5,420)	(68.1)
Deferred revenue	35	666	8.3
Change in content assets	(2,193)	(4,797)	(60.2)
Change in content liabilities	1,075	523	6.6
Net cash provided by operating activities	35,754	26,466	332.1
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(15,010)	(17,375)	(218.0)
Proceeds from sale of property and equipment	36	74	0.9
Acquisitions of businesses, net of cash acquired	(347)	(33,469)	(420.0)
Investments in non-marketable equity securities	(65)	(15)	(0.2)
Investments in term deposits	(76,262)	(267,957)	(3,362.7)
Maturities of term deposits	34,339	161,456	2,026.2
Loans granted, net of proceeds from repayments	84	391	4.8
Net cash used in investing activities	(57,225)	(156,895)	(1,969.0)
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	140	88	1.1
Repurchases of share options	-	(642)	(8.1)
Proceeds from issuance of convertible debt	-	82,046	1,029.6
Payment of debt issuance costs	-	(11)	(0.1)
Proceeds from issuance of ordinary shares	-	72,650	911.7
Ordinary shares issuance costs	-	(91)	(1.1)
Repurchases of ordinary shares	-	(10,165)	(127.6)
Payment for contingent consideration	(91)	(63)	(0.8)
Proceeds from sale of noncontrolling interests	20	-	-
Payment for finance leases	(115)	(311)	(3.9)
Other financing activities	45	(113)	(1.4)
Purchase of redeemable noncontrolling interests	(238)	(3,078)	(38.6)
Purchase of non-redeemable noncontrolling interests	-	(1,709)	(21.4)
Net cash (used in)/provided by financing activities	(239)	138,601	1,739.4
Effect of exchange rate changes on cash and cash balances	(3,604)	28,888	362.5
Net change in cash and cash equivalents	(25,314)	37,060	465.0
Cash and cash equivalents at beginning of period	68,886	56,453	708.5
Cash and cash equivalents at end of period	43,572	93,513	1,173.5

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	68,798	56,415	708.0
Restricted cash, beginning of period	88	38	0.5
Cash and cash balances, beginning of period	68,886	56,453	708.5

Cash and cash equivalents, end of period	43,528	93,463	1,172.9
Restricted cash, end of period	44	50	0.6
Cash and cash balances, end of period	43,572	93,513	1,173.5

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Total revenues	45,014	58,335	30%	123,695	146,745	19%
Less: traffic acquisition costs (TAC)	5,722	4,516	-21%	16,621	14,030	-16%
Ex-TAC revenues	39,292	53,819	37%	107,074	132,715	24%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Net income	4,801	21,910	356%	10,918	23,747	118%
Add: depreciation and amortization	3,788	4,780	26%	10,801	12,842	19%
Add: share-based compensation expense	2,247	3,953	76%	7,136	10,913	53%
Add: compensation expense (reversal of expense) related to contingent consideration	24	(9)	n/m	38	-	n/m
Add: one-off restructuring expenses	-	-	n/m	-	98	n/m
Less: interest income	(847)	(1,009)	19%	(2,508)	(2,708)	8%
Add: interest expense	30	723	n/m	43	1,626	n/m
Add: loss from equity method investments	899	94	-90%	2,483	2,177	-12%
Less: other (income)/loss, net	(364)	315	n/m	285	(3,010)	n/m
Less: effect of Yandex.Market consolidation	-	(19,230)	n/m	-	(19,230)	n/m
Add: income tax expense	3,341	3,563	7%	8,588	9,267	8%
Adjusted EBITDA	13,919	15,090	8%	37,784	35,722	-5%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
Net income	4,801	21,910	356%	10,918	23,747	118%
Add: SBC expense	2,247	3,953	76%	7,136	10,913	53%
Less: reduction in income tax attributable to SBC expense	(20)	(41)	105%	(59)	(89)	51%
Add: compensation expense (reversal of expense) related to contingent consideration	24	(9)	n/m	38	-	n/m
Less: foreign exchange (gains)/losses	(254)	(509)	100%	295	(3,666)	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gains)/losses	78	296	279%	(66)	1,180	n/m
Add: one-off restructuring expenses	-	-	n/m	-	98	n/m
Less: effect of deconsolidation of former subsidiaries	-	-	n/m	(121)	-	n/m
Add: loss from disposal of investment in Yandex.Money	-	900	n/m	-	900	n/m
Less: effect of Yandex.Market consolidation	-	(19,230)	n/m	-	(19,230)	n/m
Add: amortization of debt discount	-	504	n/m	-	1,141	n/m
Less: reduction in income tax attributable to amortization of debt discount	-	(126)	n/m	-	(285)	n/m
Adjusted net income	6,876	7,648	11%	18,141	14,709	-19%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended September 30, 2020	21,910	37.6%	(6,820)	15,090	25.9%	28.0%
Nine months ended September 30, 2020	23,747	16.2%	11,975	35,722	24.3%	26.9%

(1)	Net income margin is defined as net income divided by total revenues.
(2)	Adjusted to eliminate depreciation and amortization expense, SBC expense, reversal of expense related to contingent compensation, one-off restructuring expenses, interest income, interest expense, loss from equity method investments, other (income)/loss, net and income tax expense. For a reconciliation of adjusted EBITDA to net income, please see the table above.
(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended September 30, 2020	21,910	37.6%	(14,262)	7,648	13.1%	14.2%
Nine months ended September 30, 2020	23,747	16.2%	(9,038)	14,709	10.0%	11.1%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), reversal of expense related to contingent compensation, foreign exchange gains as adjusted for the increase in income tax attributable to the gains, one-off restructuring expenses, loss from disposal of investment in Yandex.Money, effect of Yandex.Market consolidation and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of financial results on a like-for-like basis excluding Yandex.Market to U.S. GAAP financial results

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2019	2020	Change	2019	2020	Change
GAAP revenues	45,014	58,335	30%	123,695	146,745	19%
Less: Revenues of Yandex.Market, net of intercompany eliminations	-	(4,631)	100%	-	(4,631)	100%
Non GAAP revenues	45,014	53,704	19%	123,695	142,114	15%
GAAP income from operations	7,860	6,366	-19%	19,809	11,869	-40%
Add: loss from operations of Yandex.Market, net of ICO	-	1,927	100%	-	1,927	100%
Non GAAP income from operations	7,860	8,293	6%	19,809	13,797	-30%
GAAP net income	4,801	21,910	356%	10,918	23,747	118%
Add: loss from equity method investments	1,029	121	100%	2,787	2,470	100%
Less: effect of Yandex.Market consolidation	-	(19,230)	100%	-	(19,230)	100%
Add: loss of Yandex.Market	-	1,862	100%	-	1,862	100%
Non GAAP net income	5,830	4,663	-20%	13,705	8,849	-35%

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru